SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2026 FIRST QUARTER RESULTS[1]

“A solid start to 2026, with consistent execution of our growth strategy driving positive beer volumes, double-digit Normalized EBITDA growth and margin expansion.” – Carlos Lisboa, CEO

Total Volume (organic)	Net Revenue (organic)
+0.1% vs LY	+8.1% vs LY
Consolidated volumes were flattish (+0.1%). Volume performance was driven by growth in Central America and the Caribbean (“CAC”) (+7.7%) and Brazil Beer (+1.2%), being offset by declines in Latin America South (“LAS”) (-0.5%), Canada (-2.0%) and Brazil NAB (-3.9%).	Top line performance increased by 8.1%, driven by net revenue per hectoliter (“NR/hl”) growth of 8.0%. Net revenue grew in most of our business units, LAS[2] (+10.2%), CAC (+10.0%), Brazil Beer (+9.6%) and Brazil NAB (+1.8%), while Canada remained flat (-0.0%).

Normalized EBITDA (organic)	Normalized Profit
+10.1% vs LY	R$ 3,832.4 million
Normalized EBITDA grew by 10.1% with all our business units delivering Normalized EBITDA growth. Normalized EBITDA margin increased by 60 bps, to 33.6%.	Normalized Profit increased by 0.3% compared to R$ 3,820.2 million in 1Q25, mainly driven by EBITDA growth, partially offset by higher net financial expenses. Normalized earnings per share (“EPS”) was R$ 0.24, increasing by 0.5%.

Cash flow from operating activities	Capital Allocation
R$ 3,160.9 million	R$ 700 million Interest on Capital
Cash flow from operating activities increased 162.5% compared to R$ 1,204.0 million in 1Q25, mainly driven by EBITDA growth and improved working capital dynamics.	On May 4th, 2026, the Board of Directors approved the payment date (July 6, 2026) of the second tranche (R$ 1.2 billion) related to the Interest on Capital (“IOC”) declared in December 2025, as well as a new IOC distribution of approximately R$ 700 million, to be paid by December 2026.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2026, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina. For FY26, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes when the cap is triggered. Further details are available on page 14.

ambev.com.br	Press Release – May 05, 2026

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MANAGEMENT COMMENTS

We entered 2026 with momentum, delivering a solid first quarter, marked by beer volume growth and estimated market share gains across several of our markets

Consolidated beer volumes grew by low-single digit in 1Q26, supported by the continued strengthening of our brands, megaplatforms activations, and disciplined commercial execution, leading to estimated market share gains across several of our markets, even in a still dynamic operating environment. Net revenue grew 8.1% and Normalized EBITDA increased 10.1%, with margin expansion of 60 bps.

This quarter’s performance materializes the strengthening of our business through 2025, with our commercial performance advancing further, supporting a healthy top- and bottom-line growth. We continued to make consistent progress on our growth strategy, with our three pillars advancing simultaneously, creating a virtuous cycle that sustains momentum.

•	Lead and grow the category

Beer continues to be a beloved and culturally relevant category in our markets, with solid fundamentals and meaningful headroom for growth. During the quarter, we leveraged the Carnival festivities, one of our key megaplatforms, particularly in Brazil, to activate multiple brands, reinforcing their connection with consumers and driving engagement during this important social occasion.

Across our footprint, we continued to build the segments that are shaping the future of beer, with premium beer volumes growing mid-teens, balanced choices increasing by low-sixties and, within that, the no-alcohol beer volumes growing mid-teens. In the core segment, we remained focused on strengthening the foundation from which our category can expand. While segment volumes declined by a low-single digit in the quarter mainly impacted by weather, trends improved sequentially compared to 2H25.

NR/hl excluding marketplace grew by 8.1%, as a result of revenue management initiatives and better brand mix. Overall, this performance reflects the strength of our more complete portfolio, enabling us to better address evolving consumer needs, expand consumption occasions, and support sustainable growth and value creation.

•	Digitize and monetize our ecosystem

Our digital ecosystem continues to strengthen our core business, while building new sources of growth, by enhancing our ability to understand and activate demand with greater precision, strengthening both our top-line generation and our relationship with customers and consumers.

On the business-to-business (“B2B”) side, BEES continues to be a key enabler of a better commercial execution at point-of-sale, providing better insights to improve assortment and revenue management. Our data and digital capabilities support us in better understanding our customer needs, activate sell-out and translate insights into sharper portfolio recommendations and commercial initiatives. BEES Marketplace also continued to scale, with GMV growing by 59%, mainly driven by the expansion of third-party partnerships (“3P”).

ambev.com.br	Press Release – May 05, 2026

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On the direct-to-consumer (DTC) front, Zé Delivery continued to play a strategic role in strengthening our direct relationship with consumers and in activating our brands. It represents mid-single digit share of our beer volumes in Brazil and is a key engine for insights and engagement, enhancing our understanding of how legal drinking age younger adults are relating to the category.

With around 80% of its user base made up of Gen Z and Millennials, Zé Delivery keeps us close to emerging trends, on top of accelerating both innovation execution and our test-and-learn cycles. In the quarter, it played a central role as an innovation hub for the Skol Zero Zero launch, enabling consumer feedback and deeper insights into expectations and brand perception, with close to 90% of consumers reporting neutral or improved brand perception after the trial. Moreover, Zé Delivery also continued to expand Monthly Active Users (MAU), by low-single digit, and GMV by high-single digit, while also advancing on its role as one of the major convenience platforms in Brazil.

As we approach the FIFA World Cup, our digital ecosystem will continue to play a key role in activating demand, leveraging the broader set of occasions that the event creates. Together, BEES and Zé Delivery continue to strengthen our execution, improving resource allocation and supporting the scalability of our growth strategy.

•	Optimize our business

Our disciplined approach to revenue management and resource allocation continued to be a key driver of profitability, cash generation and shareholder returns.

Cash COGS per hectoliter (“Cash COGS/hl”) increased by 8.5%, reflecting mainly FX and commodity impacts, while cash SG&A grew 4.8%. Against this backdrop, consolidated Normalized EBITDA increased by 10.1%, with margin expanding by 60 bps, to 33.6%, supported by EBITDA growth across all business units and margin expansion in four out of five. Normalized EPS increased by 0.5% in the quarter, to R$ 0.24, reflecting this performance, partially offset by net financial expenses, mainly driven by higher carry cost on derivative instruments.

Cash flow from operating activities totaled approximately R$ 3.2 billion in the quarter – the highest first-quarter operating cash flow performance in the last 10 years – increasing by around R$ 2.0 billion year-on-year, mainly due to EBITDA growth and improved working capital dynamics. Cash flow from investing activities reflected the deconsolidation of assets in CAC, as mentioned in note 5.1 to our financial statements.

Lastly, on May 4, 2026, our Board of Directors approved the payment of the second tranche of IOC related to the December 2025 declaration, totaling approximately R$ 1.2 billion, to be paid on July 6, 2026, as well as a new IOC distribution, totaling approximately R$700 million, to be paid by December 2026. The payout announcements, together with the execution of our ongoing share buyback program, reinforce our commitment to consistently return excess cash to our shareholders over time.

At the same time, we remain mindful that the global geopolitical environment continues to be dynamic. We are closely monitoring developments across our markets and remain focused on disciplined execution and resource allocation, while preserving the flexibility to navigate evolving conditions, and we maintain our Brazil Beer Cash COGS/hl (excluding non-Ambev marketplace products) guidance unchanged, expecting an increase between 4.5% and 7.5% for the year.

ambev.com.br	Press Release – May 05, 2026

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Financial highlights - Ambev consolidated
R$ million	1Q25	1Q26	% As Reported	% Organic
Volume ('000 hl)	45,317.7	44,967.9	-0.8%	0.1%
Net revenue	22,497.4	22,464.5	-0.1%	8.1%
Gross profit	11,551.6	11,582.9	0.3%	8.4%
% Gross margin	51.3%	51.6%	30 bps	10 bps
Normalized EBITDA	7,444.6	7,555.0	1.5%	10.1%
% Normalized EBITDA margin	33.1%	33.6%	50 bps	60 bps

Profit	3,804.6	3,885.6	2.1%
Normalized profit	3,820.2	3,832.4	0.3%
EPS (R$/shares)	0.24	0.24	2.4%
Normalized EPS (R$/shares)	0.24	0.24	0.5%

ambev.com.br	Press Release – May 05, 2026

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KEY MARKET PERFORMANCES

Brazil Beer: Record high volume and disciplined revenue management drove high-single digit top- and bottom-line growth

•	Operating performance: Volume grew 1.2%, estimated to have outperformed the industry, on top of last year’s strong performance, reaching a new all-time high for a first quarter, supported mainly by the premium brands performance. NR/hl excluding marketplace increased by 8.0%, driven by revenue management and positive brand mix. Cash COGS/hl excluding marketplace rose 14.6%, driven primarily by anticipated FX and commodities headwinds, while Cash SG&A grew by 3.4%, mainly reflecting efficiencies on our distribution expenses due to volume scale benefits. Normalized EBITDA increased by 7.6%, with gross margin and Normalized EBITDA margin contracting by 170 bps and 60 bps, respectively.
•	Commercial highlights: We continued to lead where the category is expanding the most, particularly in the premium, balanced choices and in the no-alcohol beer, with estimated market share gains across all these segments in the period. Our premium and super premium brands delivered low-twenties volume growth, led by Stella Artois, Corona and Original. Our Balanced Choices increased volumes by low-seventies, with Stella Pure Gold and Michelob Ultra more than doubling and no-alcohol beer volumes growing by low-teens, supported by Corona Cero and the launch of Skol Zero Zero. Core and Value portfolio together declined by low-single digit, given its higher sensitivity to weather and out of home occasions, although continued to improve sequentially, gaining market share versus last year. As for our digital initiatives, BEES Marketplace GMV doubled, supported by 3P expansion.

Brazil Beer[3]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	23,158.7	-		271.1	23,429.8	1.2%	1.2%
Net revenue	10,000.8	-	-	959.2	10,960.0	9.6%	9.6%
Net revenue/hl (R$)	431.8	-	-	35.9	467.8	8.3%	8.3%
COGS	(4,707.3)	-	-	(644.7)	(5,352.0)	13.7%	13.7%
COGS/hl (R$)	(203.3)	-	-	(25.2)	(228.4)	12.4%	12.4%
COGS excl. deprec. & amort.	(4,241.8)	-	-	(661.5)	(4,903.3)	15.6%	15.6%
COGS/hl excl. deprec. & amort. (R$)	(183.2)	-	-	(26.1)	(209.3)	14.3%	14.3%
Gross profit	5,293.5	-	-	314.6	5,608.0	5.9%	5.9%
% Gross margin	52.9%				51.2%	-170 bps	-170 bps
SG&A excl. deprec. & amort.	(2,587.8)	-	-	(87.3)	(2,675.1)	3.4%	3.4%
SG&A deprec. & amort.	(464.7)	-	-	(27.3)	(492.0)	5.9%	5.9%
SG&A total	(3,052.5)	-	-	(114.6)	(3,167.1)	3.8%	3.8%
Other operating income/(expenses)	460.8	(52.2)	-	63.0	471.7	2.4%	15.4%
Normalized Operating Profit	2,701.8	(52.2)	-	263.0	2,912.6	7.8%	9.9%
% Normalized Operating margin	27.0%				26.6%	-40 bps	10 bps
Normalized EBITDA	3,632.0	(52.2)	-	273.5	3,853.3	6.1%	7.6%
% Normalized EBITDA margin	36.3%				35.2%	-110 bps	-60 bps

3 In 1Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 453.4 (8.0% organic growth) and R$ (198.8) (14.6% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – May 05, 2026

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Brazil NAB: Low-single digit top-line and mid-teens bottom-line growth, driven by revenue management and margin expansion

•	Operating performance: Volumes decreased by 3.9%, underperforming the industry, but improving sequentially since 2H25. Net revenue grew by 1.8%, with NR/hl up 5.9%, reflecting our revenue management initiatives. Cash COGS/hl decreased by 2.3%, supported by a more positive dynamic in commodities, especially sugar and PET, while Cash SG&A increased 1.0%, mainly driven by increased sales and marketing expenses, following consistent investments in our megabrands and Carnival platform. Normalized EBITDA increased by 16.4%, with gross margin and Normalized EBITDA margin expanding by 440 bps and 400 bps, respectively.
•	Commercial highlights: Market share has improved sequentially since 4Q25 driven by our commercial initiatives, although it declined year-on-year as we cycled a strong performance in 1Q25. Our non-sugar portfolio grew in the mid-teens, reinforcing its strength and growth potential, with our main brands continuing to operate with brand equity ahead of market share.
Brazil NAB[4]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	8,934.6	-		(350.9)	8,583.7	-3.9%	-3.9%
Net revenue	2,254.6	-	-	40.0	2,294.6	1.8%	1.8%
Net revenue/hl (R$)	252.3	-	-	15.0	267.3	5.9%	5.9%
COGS	(1,284.4)	-	-	78.2	(1,206.2)	-6.1%	-6.1%
COGS/hl (R$)	(143.8)	-	-	3.2	(140.5)	-2.2%	-2.2%
COGS excl. deprec. & amort.	(1,253.1)	-	-	77.3	(1,175.8)	-6.2%	-6.2%
COGS/hl excl. deprec. & amort. (R$)	(140.3)	-	-	3.3	(137.0)	-2.3%	-2.3%
Gross profit	970.3	-	-	118.2	1,088.4	12.2%	12.2%
% Gross margin	43.0%				47.4%	440 bps	440 bps
SG&A excl. deprec. & amort.	(494.0)	-	-	(4.9)	(498.8)	1.0%	1.0%
SG&A deprec. & amort.	(75.9)	-	-	12.0	(63.9)	-15.9%	-15.9%
SG&A total	(569.9)	-	-	7.2	(562.7)	-1.3%	-1.3%
Other operating income/(expenses)	124.4	(9.3)	-	(10.1)	105.0	-15.6%	-8.8%
Normalized Operating Profit	524.8	(9.3)	-	115.2	630.7	20.2%	22.3%
% Normalized Operating margin	23.3%				27.5%	420 bps	460 bps
Normalized EBITDA	632.0	(9.3)	-	102.3	725.0	14.7%	16.4%
% Normalized EBITDA margin	28.0%				31.6%	360 bps	400 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – May 05, 2026

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BRAZIL

Brazil[5]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	32,093.3	-		(79.8)	32,013.5	-0.2%	-0.2%
Net revenue	12,255.4	-	-	999.2	13,254.6	8.2%	8.2%
Net revenue/hl (R$)	381.9	-	-	32.2	414.0	8.4%	8.4%
COGS	(5,991.6)	-	-	(566.5)	(6,558.2)	9.5%	9.5%
COGS/hl (R$)	(186.7)	-	-	(18.2)	(204.9)	9.7%	9.7%
COGS excl. deprec. & amort.	(5,494.9)	-	-	(584.2)	(6,079.0)	10.6%	10.6%
COGS/hl excl. deprec. & amort. (R$)	(171.2)	-	-	(18.7)	(189.9)	10.9%	10.9%
Gross profit	6,263.7	-	-	432.7	6,696.5	6.9%	6.9%
% Gross margin	51.1%				50.5%	-60 bps	-60 bps
SG&A excl. deprec. & amort.	(3,081.8)	-	-	(92.2)	(3,174.0)	3.0%	3.0%
SG&A deprec. & amort.	(540.6)	-	-	(15.2)	(555.9)	2.8%	2.8%
SG&A total	(3,622.4)	-	-	(107.4)	(3,729.8)	3.0%	3.0%
Other operating income/(expenses)	585.3	(61.5)	-	52.9	576.7	-1.5%	10.1%
Normalized Operating Profit	3,226.6	(61.5)	-	378.2	3,543.3	9.8%	11.9%
% Normalized Operating margin	26.3%				26.7%	40 bps	90 bps
Normalized EBITDA	4,264.0	(61.5)	-	375.8	4,578.3	7.4%	8.9%
% Normalized EBITDA margin	34.8%				34.5%	-30 bps	20 bps

5 In 1Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 403.5 (8.1% organic growth) and R$ (182.3) (11.0% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

ambev.com.br	Press Release – May 05, 2026

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Central America and the Caribbean (CAC): Broad-based beer volume growth drove double-digit top- and bottom-line increase

•	Operating performance: Total volumes increased by 7.7%, with beer volumes growing across the region. Top-line increased by 10.0%, with NR/hl excluding marketplace increasing 3.1% mostly due to revenue management. Cash COGS/hl excluding marketplace decreased by 2.0%, and Cash SG&A increased by 15.4%, reflecting mainly increased distribution expenses and sales and marketing expenses, following our consistent brand investments. Normalized EBITDA increased by 13.6%, with gross margin and Normalized EBITDA margin expanding 360 bps and 130 bps, respectively.
•	Commercial highlights: In the Dominican Republic our performance was supported by our revenue management initiatives, including an improved price relativity dynamic compared to other alcohol categories, amid also a more supportive macro backdrop. The Presidente family continued to strengthen its brand equity, driven by consistent sales & marketing investments. In Panama, beer volumes increased by low-single digit, even amid a still soft industry. Our beer portfolio strengthened brand equity in the period, mainly driven by the Balboa and the Atlas families.

CAC[6]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	2,751.0	(374.5)		183.5	2,560.0	-6.9%	7.7%
Net revenue	2,656.9	(376.6)	(262.9)	227.8	2,245.2	-15.5%	10.0%
Net revenue/hl (R$)	965.8	(6.3)	(102.7)	20.2	877.1	-9.2%	2.1%
COGS	(1,257.6)	193.6	104.9	(18.3)	(977.3)	-22.3%	1.7%
COGS/hl (R$)	(457.1)	9.4	41.0	25.0	(381.7)	-16.5%	-5.6%
COGS excl. deprec. & amort.	(1,106.9)	182.0	90.9	(32.4)	(866.4)	-21.7%	3.5%
COGS/hl excl. deprec. & amort. (R$)	(402.3)	13.2	35.5	15.2	(338.4)	-15.9%	-3.9%
Gross profit	1,399.3	(182.9)	(158.0)	209.5	1,268.0	-9.4%	17.2%
% Gross margin	52.7%				56.5%	380 bps	360 bps
SG&A excl. deprec. & amort.	(461.2)	57.2	50.4	(62.0)	(415.7)	-9.9%	15.4%
SG&A deprec. & amort.	(64.8)	10.7	6.1	(0.5)	(48.6)	-25.0%	1.0%
SG&A total	(526.0)	67.9	56.4	(62.6)	(464.2)	-11.7%	13.7%
Other operating income/(expenses)	8.6	(0.4)	(0.6)	(3.3)	4.3	-49.5%	-40.1%
Normalized Operating Profit	881.9	(115.4)	(102.1)	143.7	808.1	-8.4%	18.7%
% Normalized Operating margin	33.2%				36.0%	280 bps	270 bps
Normalized EBITDA	1,097.4	(137.8)	(122.2)	130.1	967.5	-11.8%	13.6%
% Normalized EBITDA margin	41.3%				43.1%	180 bps	130 bps

6 In 1Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 837.5 (3.1% organic growth) and R$ (305.0) (2.0% organic decline), respectively. The scope change in CAC refers to the deconsolidation of subsidiaries.

ambev.com.br	Press Release – May 05, 2026

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Latin America South (LAS): Double-digit top- and bottom-line growth, with margins expansion, supported by continued improvement in business fundamentals in Argentina and consistent performance in Bolivia

•	Operating performance: Volumes were down 0.5%. Top-line increased by 10.2%, with NR/hl excluding marketplace growing 11.4%, led by our revenue management initiatives. Cash COGS/hl excluding marketplace increased by 10.8%, while Cash SG&A increased by 10.5%, both reflecting a disciplined approach to cost and expenses management. Normalized EBITDA increased by 12.2%, with gross and Normalized EBITDA margins both expanding by 60 bps.
•	Commercial highlights: In Argentina, macroeconomic environment has become more stable, due to lower inflation and less FX volatility, which has not yet translated into a more favorable consumer environment. Total volumes declined by low-single digit, while our Above Core brands grew by high-single digit, supported by Stella Artois, Corona and Michelob Ultra. We estimate to have gained beer market share in the period, outperforming the industry in the country. In Bolivia, total volumes grew by mid-single digit, with beer volumes reaching all-time high for a first quarter. We estimate to have gained market share in the period, driven by both our core and premium brands, with our megabrands Paceña and Huari standing out.

LAS[7]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	8,797.3	-		(45.9)	8,751.5	-0.5%	-0.5%
Net revenue	5,536.1	20.8	(1,085.5)	564.7	5,036.1	-9.0%	10.2%
Net revenue/hl (R$)	629.3	2.4	(124.0)	67.8	575.5	-8.6%	10.8%
COGS	(2,833.9)	(27.0)	576.2	(252.0)	(2,536.7)	-10.5%	8.9%
COGS/hl (R$)	(322.1)	(3.1)	65.8	(30.5)	(289.9)	-10.0%	9.5%
COGS excl. deprec. & amort.	(2,607.6)	(24.5)	529.7	(236.4)	(2,338.8)	-10.3%	9.1%
COGS/hl excl. deprec. & amort. (R$)	(296.4)	(2.8)	60.5	(28.6)	(267.2)	-9.8%	9.6%
Gross profit	2,702.2	(6.2)	(509.3)	312.7	2,499.4	-7.5%	11.6%
% Gross margin	48.8%				49.6%	80 bps	60 bps
SG&A excl. deprec. & amort.	(1,333.0)	(8.0)	297.9	(140.4)	(1,183.6)	-11.2%	10.5%
SG&A deprec. & amort.	(107.2)	5.4	20.6	(10.2)	(91.4)	-14.8%	9.5%
SG&A total	(1,440.2)	(2.6)	318.5	(150.6)	(1,275.0)	-11.5%	10.5%
Other operating income/(expenses)	11.8	0.2	(3.7)	9.0	17.3	46.6%	75.8%
Normalized Operating Profit	1,273.8	(8.6)	(194.5)	171.0	1,241.8	-2.5%	13.4%
% Normalized Operating margin	23.0%				24.7%	170 bps	70 bps
Normalized EBITDA	1,607.3	(11.5)	(261.6)	196.8	1,531.0	-4.7%	12.2%
% Normalized EBITDA margin	29.0%				30.4%	140 bps	60 bps

7 In 1Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 571.1 (11.4% organic growth) and R$ (263.3) (10.8% organic growth), respectively The scope change in LAS refers to the organic growth cap methodology in Argentina results, when triggered, and the effects of applying the Hyperinflation Accounting within the quarter. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 14.

ambev.com.br	Press Release – May 05, 2026

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Canada: Beyond beer market share gains and stable beer market share drove a flat top-line, coupled with margins expansion, to deliver another quarter of bottom-line growth

•	Operating performance: Volumes decreased by 2.0%, with beer volumes in line with a soft industry, mostly affected by colder temperatures, while we continued to outperform in beyond beer. Top-line was flat (-0.0%), with NR/hl excluding marketplace growth of 2.0%, reflecting our revenue management initiatives and continued premiumization. Cash COGS excluding marketplace increased by 0.7% and Cash SG&A decreased by 3.4%, driven by distribution efficiencies, partially offset by increased sales and marketing expenses, due to consistent investments in our mega platforms calendar. Normalized EBITDA increased by 6.7%, with gross margin and Normalized EBITDA margin expanding 10 bps and 160 bps, respectively.
•	Commercial highlights: Beer market share was stable, according to our estimates, with performance led by Michelob Ultra and Busch, which were the top two volume share gainers in the industry. In Beyond Beer, we continued to capture growth, with estimated market share gains, supported by the success of Mike’s Hard Lemonade and Cutwater, which were two out of the three market share gainers in category.
Canada[8]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	1,676.1	-		(33.1)	1,643.0	-2.0%	-2.0%
Net revenue	2,049.0	-	(119.6)	(0.9)	1,928.5	-5.9%	-0.0%
Net revenue/hl (R$)	1,222.5	-	(72.8)	24.1	1,173.8	-4.0%	2.0%
COGS	(862.6)	-	50.2	2.9	(809.5)	-6.2%	-0.3%
COGS/hl (R$)	(514.7)	-	30.6	(8.6)	(492.7)	-4.3%	1.7%
COGS excl. deprec. & amort.	(808.7)	-	46.6	11.4	(750.8)	-7.2%	-1.4%
COGS/hl excl. deprec. & amort. (R$)	(482.5)	-	28.3	(2.8)	(456.9)	-5.3%	0.6%
Gross profit	1,186.4	-	(69.4)	2.0	1,119.0	-5.7%	0.2%
% Gross margin	57.9%				58.0%	10 bps	10 bps
SG&A excl. deprec. & amort.	(773.9)	-	43.7	25.9	(704.3)	-9.0%	-3.4%
SG&A deprec. & amort.	(72.9)	-	3.8	8.1	(61.1)	-16.3%	-11.1%
SG&A total	(846.9)	-	47.5	34.0	(765.4)	-9.6%	-4.0%
Other operating income/(expenses)	9.5	-	(0.3)	(4.6)	4.7	-51.1%	-48.1%
Normalized Operating Profit	349.0	-	(22.2)	31.5	358.3	2.7%	9.0%
% Normalized Operating margin	17.0%				18.6%	160 bps	160 bps
Normalized EBITDA	475.9	-	(29.6)	31.9	478.1	0.5%	6.7%
% Normalized EBITDA margin	23.2%				24.8%	160 bps	160 bps

8 In 1Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 1,171.5 (2.0% organic growth) and R$ (455.6) (0.7% organic growth), respectively.

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AMBEV CONSOLIDATED

Ambev[9]
R$ million	1Q25	Scope	Currency Translation	Organic Growth	1Q26	% As Reported	% Organic
Volume ('000 hl)	45,317.7	(374.5)		24.7	44,967.9	-0.8%	0.1%
Net revenue	22,497.4	(355.7)	(1,468.0)	1,790.8	22,464.5	-0.1%	8.1%
Net revenue/hl (R$)	496.4	(3.8)	(32.6)	39.6	499.6	0.6%	8.0%
COGS	(10,945.7)	166.6	731.3	(833.9)	(10,881.6)	-0.6%	7.8%
COGS/hl (R$)	(241.5)	1.7	16.3	(18.5)	(242.0)	0.2%	7.7%
COGS excl. deprec. & amort.	(10,018.0)	157.4	667.1	(841.5)	(10,035.0)	0.2%	8.6%
COGS/hl excl. deprec. & amort. (R$)	(221.1)	1.7	14.8	(18.6)	(223.2)	0.9%	8.5%
Gross profit	11,551.6	(189.1)	(736.7)	957.0	11,582.9	0.3%	8.4%
% Gross margin	51.3%				51.6%	30 bps	10 bps
SG&A excl. deprec. & amort.	(5,649.9)	49.2	391.9	(268.7)	(5,477.6)	-3.1%	4.8%
SG&A deprec. & amort.	(785.5)	16.1	30.4	(17.9)	(756.9)	-3.7%	2.3%
SG&A total	(6,435.5)	65.3	422.4	(286.6)	(6,234.4)	-3.1%	4.5%
Other operating income/(expenses)	615.2	(61.6)	(4.5)	54.0	603.0	-2.0%	9.8%
Normalized Operating Profit	5,731.4	(185.4)	(318.8)	724.3	5,951.5	3.8%	13.0%
% Normalized Operating margin	25.5%				26.5%	100 bps	120 bps
Exceptional items above EBITDA	(21.4)	-	9.6	48.7	36.9	nm	nm
Net finance results	(856.4)				(1,056.5)	23.4%
Share of results of joint ventures	2.7				(0.4)	-112.9%
Income tax expense	(1,051.7)				(1,045.9)	-0.5%
Profit	3,804.6				3,885.6	2.1%
Attributable to Ambev holders	3,693.9				3,768.3	2.0%
Attributable to non-controlling interests	110.7				117.3	6.0%

Normalized profit	3,820.2				3,832.4	0.3%
Attributable to Ambev holders	3,709.5				3,715.2	0.2%

Normalized EBITDA	7,444.6	(210.8)	(413.5)	734.6	7,555.0	1.5%	10.1%
% Normalized EBITDA margin	33.1%				33.6%	50 bps	60 bps

9 In 1Q26, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev marketplace products, were R$ 488.9 (8.1% organic growth) and R$ (215.0) (9.0% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) deconsolidation of subsidiaries in CAC; and (iii) the organic growth cap methodology in Argentina results, when triggered, and the effects of applying the Hyperinflation Accounting within the quarter in LAS.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	1Q25	1Q26
R$ million

Government grants and subsidized loan gains	456.6	518.9
(Additions to)/reversals of provisions	(67.0)	(6.8)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	32.6	28.5
Other operating income/(expenses), net	193.0	62.5

Total	615.2	603.0

EXCEPTIONAL ITEMS

Exceptional items above EBITDA correspond primarily to restructuring expenses related to organizational improvements, resizing initiatives, and digitalization efforts within the Group, as well as to the effect related to the deconsolidation of balance sheet items, including subsidiaries restructuring.

Exceptional Items	1Q25	1Q26
R$ million

Restructuring	(21.4)	(49.4)
Subsidiaries restructuring	-	86.3

Total	(21.4)	36.9

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NET FINANCE RESULTS

Net finance results in 1Q26 totaled R$ (1,056.5) million, a decrease of R$ 200.2 million compared to 1Q25, broken down as follows:

•	Interest income totaled R$ 566.6 million, mainly explained by: (i) interest income of R$ 319.0 million from cash balance investments in Brazil and Argentina, and (ii) interest rate on Brazilian tax credits of R$ 147.1 million.
•	Interest expense totaled R$ (534.6) million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ (311.3) million, (ii) lease liabilities interest accruals of R$ (72.2) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (44.1) million, and (iv) CND put option interest accruals of R$ (33.6) million.
•	Losses on derivative instruments of R$ (537.6) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.8 billion in Brazil, with approximately 8.9% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 286.6 million in the country.
•	Losses on non-derivative instruments of R$ (306.1) million, primarily reflecting foreign exchange losses related to USD purchases in Bolivia, as well as a non-cash impact from the appreciation of the DOP in Dominicana, which affected the translation of hard currency balances on the balance sheet.
•	Taxes on financial transactions of R$ (54.8) million.
•	Other financial expenses of R$ (200.8) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ 10.8 million resulting from the adoption of hyperinflation accounting in Argentina.
Net finance results	1Q25	1Q26
R$ million

Interest income	564.2	566.6
Interest expenses	(506.2)	(534.6)
Gains/(losses) on derivative instruments	(278.4)	(537.6)
Gains/(losses) on non-derivative instruments	(487.9)	(306.1)
Taxes on financial transactions	(69.0)	(54.8)
Other net financial income/(expenses)	(81.3)	(200.8)
Hyperinflation Argentina	2.2	10.8
	-	-
Net finance results	(856.4)	(1,056.5)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2025			March 31, 2026
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local currency	885.5	1,548.3	2,433.9	831.3	1,408.6	2,239.9
Foreign currency	281.8	671.3	953.0	273.0	592.8	865.8
Consolidated Debt	1,167.3	2,219.6	3,386.9	1,104.3	2,001.4	3,105.7

Cash and cash equivalents less bank overdrafts			18,638.2			17,991.9
Current investment securities			1,681.7			1,648.7

Net debt/(cash)			(16,933.0)			(16,534.9)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution[10]	1Q25	1Q26
R$ million

Profit before tax	4,856.3	4,931.5

Adjustment on taxable basis
Other non-taxable income	(162.6)	(146.0)
Government grants (VAT)	(97.0)	(105.0)
Share of results of joint ventures	(2.7)	0.4
Non-deductible expenses	240.6	87.4
Taxation on a universal basis and other adjustments related to foreign subsidiaries	(65.2)	172.2
Total	4,769.4	4,940.4
Aggregated weighted nominal tax rate	27.6%	29.8%
Taxes – nominal rate	(1,318.0)	(1,472.6)

Adjustment on tax expense
Income tax incentives	43.6	120.7
Deductible interest on capital	322.6	407.7
Tax savings arising from the amortization of goodwill	0.9	0.9
Withholding income tax	(43.7)	(109.8)
Argentina's hyperinflation effect	(8.2)	5.7
Recognition/(write-off) of deferred charges on tax losses	(27.8)	3.1
Others with reduced taxation	(21.1)	(1.7)
Income tax and social contribution expense	(1,051.7)	(1,045.9)
Effective tax rate	21.7%	21.2%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2026.

Ambev S.A.'s shareholding structure
	ON	%
Interbrew International GmbH	8,441,666	53.56%
Ambrew S.A.R.L.	1,287,686	8.17%
Fundação Zerrenner	1,609,987	10.21%
Market (free float)	4,257,355	27.00%
Treasury shares	166,971	1.06%
	15,763,665	100.00%

10 Other non-taxable income and others with reduced taxation lines are impacted by the effect of exceptional items below EBITDA.

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying hyperinflation accounting. The IFRS and CPC standards (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2026 closing rate for 1Q26 results).

The 1Q26 hyperinflation accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q26 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 1Q26 results at the closing exchange rate of March 31, 2026, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q25 and in 1Q26 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q25	1Q26
Indexation(1)	76.4	68.6
Currency(2)	(136.3)	15.0
Total Impact	(60.0)	83.6
Normalized EBITDA
R$ million	1Q25	1Q26
Indexation(1)	(24.9)	(25.7)
Currency(2)	(18.9)	2.1
Total Impact	(43.8)	(23.6)
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation.The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q26, the transition to hyperinflation accounting in accordance with the IFRS rules resulted in (i) a positive adjustment of R$10.8 million reported in the finance results, (ii) a negative impact on the Profit of R$ 179.5 million, (iii) a negative impact on the Normalized Profit of R$ 179.4 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

For FY26, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap applies, calculated on a “per hectoliter” basis when applicable. For other income statement lines disclosed, organic growth is calculated pro rata to the capped net revenue growth. Such calculation method applies to amounts in local currency that are then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments are made through scope changes when triggered.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Normalized EBITDA, Normalized Operating Profit and Normalized Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA, Normalized Operating Profit and Normalized Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA, Normalized Operating Profit and Normalized Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA, Normalized Operating Profit and Normalized Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q25	1Q26
R$ million
Attributable to equity holders of Ambev	3,693.9	3,768.3
Attributable to Non-controlling interest	110.7	117.3
Profit	3,804.6	3,885.6
Exceptional items above EBITDA	21.4	(36.9)
Exceptional items below EBITDA[11]	(5.8)	(16.3)
Normalized Profit	3,820.2	3,832.4
Exceptional items above EBITDA	(21.4)	36.9
Exceptional items below EBITDA	5.8	16.3
Income tax expense	1,051.7	1,045.9
Profit before taxes	4,856.3	4,931.5
Share of results of associates and joint ventures	(2.7)	0.4
Net finance results	856.4	1,056.5
Exceptional items above EBITDA	21.4	(36.9)
Normalized Operating Profit	5,731.4	5,951.5
Depreciation & amortization - total	1,713.3	1,603.5
Normalized EBITDA	7,444.6	7,555.0
Exceptional items above EBITDA	(21.4)	36.9
Share of results of joint ventures	2.7	(0.4)
EBITDA	7,426.0	7,591.5

11 Exceptional items below EBITDA correspond to the exceptional items that impacted income tax expenses.

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RECONCILIATION OF NET FINANCE RESULTS BETWEEN INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 12 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance. The reconciliation between such summarized view and Interim Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	1Q25	1Q26
R$ million
Income from cash and cash equivalents	342.1	342.5
Income from debt securities	34.9	65.5
Income from other receivables	187.2	158.6
Interest income	564.2	566.6
Interest on accounts payable present value adjustment	(272.2)	(311.3)
Interest on bank debts and tax incentives	(44.3)	(46.0)
Interest on leases	(57.9)	(72.2)
Other interest expenses	(131.9)	(105.1)
Interest expenses	(506.2)	(534.6)
Losses on hedging instruments	(278.4)	(537.6)
Gains/(losses) on derivative instruments	(278.4)	(537.6)
Exchange differences, net	(487.9)	(306.1)
Gains/(losses) on non-derivative instruments	(487.9)	(306.1)
Taxes on financial transactions	(69.0)	(54.8)
Taxes on financial transactions	(69.0)	(54.8)
Interest on provisions for disputes and litigation	(52.3)	(50.3)
Interest on pension plans	(27.8)	(30.7)
Bank guarantee expenses and surety bond premiums	(69.2)	(72.1)
Other net financial income/(expenses)	68.0	(47.6)
Other net financial income/(expenses)	(81.3)	(200.8)
Effects of the application of IAS 29 (hyperinflation)	2.2	10.8
Hyperinflation Argentina	2.2	10.8
Net finance results	(856.4)	(1,056.5)

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1Q 2026 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	May 05, 2026 (Tuesday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Patrick Conrad	Elisa Moukarzel Sbardelini	Leandro Ferreira De Souza

patrick.conrad@ambev.com.br	elisa.sbardelini@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – May 05, 2026

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NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Whenever used in this document, terms referring to percentage changes are intended to simplify the reader’s understanding and correspond to the following ranges, regardless of whether the variance is positive or negative: flat (0.0 - 0.1%); low-single digit (LSD: 0.2 - 3.3%); mid-single digit (MSD: 3.4 - 6.6%); high-single digit (HSD: 6.7 - 9.9%); double-digit (10.0 - 19.9%); low-teens (10.1 - 13.3%); mid-teens (13.4 - 16.6%); high-teens (16.7 - 19.9%); twenties (20.0 - 29.9%); low-twenties (20.1 – 23.3%); mid-twenties (23.4 – 26.6%); high-twenties (26.7 – 29.9%). For higher percentages that exceed the prior defined ranges, the same classification logic shall be applied accordingly.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2025 (1Q25). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Ambev - EBITDA to Normalized EBITDA Reconciliation by Segment	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%

EBITDA	3,625.0	3,847.1	7.7%	632.0	725.0	16.4%	4,257.0	4,572.1	9.0%	1,094.9	1,050.7	23.1%	1,598.2	1,490.5	9.4%	475.9	478.1	6.7%	7,426.0	7,591.5	10.8%
% of total	48.8%	50.7%		8.5%	9.6%		57.3%	60.2%		14.7%	13.8%		21.5%	19.6%		6.4%	6.3%		100.0%	100.0%
Exceptional items	-9.7	-5.8	-39.8%	-	-	0.0%	-9.7	-5.8	-39.9%	-2.5	83.2	nm	-9.2	-40.5	nm	-	-	0.0%	-21.4	36.9	nm
% of total	45.4%	-15.8%		0.0%	0.0%		45.4%	-15.8%		11.8%	225.5%		42.8%	-109.7%		0.0%	0.0%		100.0%	100.0%
Share of results of joint ventures	2.7	-0.4	-113.1%	-	-	0.0%	2.7	-0.4	-113.1%	-	-	0.0%	-	-	0.0%	0.0	-	-100.0%	2.7	-0.4	-112.9%
% of total	98.8%	100.0%		0.0%	0.0%		98.8%	100.0%		0.0%	0.0%		0.0%	0.0%		1.2%	0.0%		100.0%	100.0%
Normalized EBITDA	3,632.0	3,853.3	7.6%	632.0	725.0	16.4%	4,264.0	4,578.3	8.9%	1,097.4	967.5	13.6%	1,607.3	1,531.0	12.2%	475.9	478.1	6.7%	7,444.6	7,555.0	10.1%
% of total	48.8%	51.0%		8.5%	9.6%		57.3%	60.6%		14.7%	12.8%		21.6%	20.3%		6.4%	6.3%		100.0%	100.0%

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Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%		1Q25	1Q26%
Volume ('000 hl)	23,158.7	23,429.8	1.2%	8,934.6	8,583.7	-3.9%	32,093.3	32,013.5	-0.2%	2,751.0	2,560.0	7.7%	8,797.3	8,751.5	-0.5%	1,676.1	1,643.0	-2.0%	45,317.7	44,967.9	0.1%
R$ million
Net revenue	10,000.8	10,960.0	9.6%	2,254.6	2,294.6	1.8%	12,255.4	13,254.6	8.2%	2,656.9	2,245.2	10.0%	5,536.1	5,036.1	10.2%	2,049.0	1,928.5	-0.0%	22,497.4	22,464.5	8.1%
% of total	44.5%	48.8%		10.0%	10.2%		54.5%	59.0%		11.8%	10.0%		24.6%	22.4%		9.1%	8.6%		100.0%	100.0%
COGS	(4,707.3)	(5,352.0)	13.7%	(1,284.4)	(1,206.2)	-6.1%	(5,991.6)	(6,558.2)	9.5%	(1,257.6)	(977.3)	1.7%	(2,833.9)	(2,536.7)	8.9%	(862.6)	(809.5)	-0.3%	(10,945.7)	(10,881.6)	7.8%
% of total	43.0%	49.2%		11.7%	11.1%		54.7%	60.3%		11.5%	9.0%		25.9%	23.3%		7.9%	7.4%		100.0%	100.0%
Gross profit	5,293.5	5,608.0	5.9%	970.3	1,088.4	12.2%	6,263.7	6,696.5	6.9%	1,399.3	1,268.0	17.2%	2,702.2	2,499.4	11.6%	1,186.4	1,119.0	0.2%	11,551.6	11,582.9	8.4%
% of total	45.8%	48.4%		8.4%	9.4%		54.2%	57.8%		12.1%	10.9%		23.4%	21.6%		10.3%	9.7%		100.0%	100.0%
SG&A	(3,052.5)	(3,167.1)	3.8%	(569.9)	(562.7)	-1.3%	(3,622.4)	(3,729.8)	3.0%	(526.0)	(464.2)	13.7%	(1,440.2)	(1,275.0)	10.5%	(846.9)	(765.4)	-4.0%	(6,435.5)	(6,234.4)	4.5%
% of total	47.4%	50.8%		8.9%	9.0%		56.3%	59.8%		8.2%	7.4%		22.4%	20.5%		13.2%	12.3%		100.0%	100.0%
Other operating income/(expenses)	460.8	471.7	15.4%	124.4	105.0	-8.8%	585.3	576.7	10.1%	8.6	4.3	-40.1%	11.8	17.3	75.8%	9.5	4.7	-48.1%	615.2	603.0	9.8%
% of total	74.9%	78.2%		20.2%	17.4%		95.1%	95.6%		1.4%	0.7%		1.9%	2.9%		1.6%	0.8%		100.0%	100.0%
Normalized Operating Profit	2,701.8	2,912.6	9.9%	524.8	630.7	22.3%	3,226.6	3,543.3	11.9%	881.9	808.1	18.7%	1,273.8	1,241.8	13.4%	349.0	358.3	9.0%	5,731.4	5,951.5	13.0%
% of total	47.1%	48.9%		9.2%	10.6%		56.3%	59.5%		15.4%	13.6%		22.2%	20.9%		6.1%	6.0%		100.0%	100.0%
Normalized EBITDA	3,632.0	3,853.3	7.6%	632.0	725.0	16.4%	4,264.0	4,578.3	8.9%	1,097.4	967.5	13.6%	1,607.3	1,531.0	12.2%	475.9	478.1	6.7%	7,444.6	7,555.0	10.1%
% of total	48.8%	51.0%		8.5%	9.6%		57.3%	60.6%		14.7%	12.8%		21.6%	20.3%		6.4%	6.3%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.1%	-48.8%		-57.0%	-52.6%		-48.9%	-49.5%		-47.3%	-43.5%		-51.2%	-50.4%		-42.1%	-42.0%		-48.7%	-48.4%
Gross profit	52.9%	51.2%		43.0%	47.4%		51.1%	50.5%		52.7%	56.5%		48.8%	49.6%		57.9%	58.0%		51.3%	51.6%
SG&A	-30.5%	-28.9%		-25.3%	-24.5%		-29.6%	-28.1%		-19.8%	-20.7%		-26.0%	-25.3%		-41.3%	-39.7%		-28.6%	-27.8%
Other operating income/(expenses)	4.6%	4.3%		5.5%	4.6%		4.8%	4.4%		0.3%	0.2%		0.2%	0.3%		0.5%	0.2%		2.7%	2.7%
Normalized Operating Profit	27.0%	26.6%		23.3%	27.5%		26.3%	26.7%		33.2%	36.0%		23.0%	24.7%		17.0%	18.6%		25.5%	26.5%
Normalized EBITDA	36.3%	35.2%		28.0%	31.6%		34.8%	34.5%		41.3%	43.1%		29.0%	30.4%		23.2%	24.8%		33.1%	33.6%

Per hectoliter - (R$/hl)
Net revenue	431.8	467.8	8.3%	252.3	267.3	5.9%	381.9	414.0	8.4%	965.8	877.1	2.1%	629.3	575.5	10.8%	1,222.5	1,173.8	2.0%	496.4	499.6	8.0%
COGS	(203.3)	(228.4)	12.4%	(143.8)	(140.5)	-2.2%	(186.7)	(204.9)	9.7%	(457.1)	(381.7)	-5.6%	(322.1)	(289.9)	9.5%	(514.7)	(492.7)	1.7%	(241.5)	(242.0)	7.7%
Gross profit	228.6	239.4	4.7%	108.6	126.8	16.8%	195.2	209.2	7.2%	508.7	495.3	8.8%	307.2	285.6	12.2%	707.8	681.1	2.2%	254.9	257.6	8.4%
SG&A	(131.8)	(135.2)	2.6%	(63.8)	(65.6)	2.8%	(112.9)	(116.5)	3.2%	(191.2)	(181.3)	5.5%	(163.7)	(145.7)	11.0%	(505.3)	(465.8)	-2.1%	(142.0)	(138.6)	4.4%
Other operating income/(expenses)	19.9	20.1	14.1%	13.9	12.2	-5.1%	18.2	18.0	10.4%	3.1	1.7	-44.4%	1.3	2.0	76.7%	5.7	2.8	-47.1%	13.6	13.4	9.7%
Normalized Operating Profit	116.7	124.3	8.7%	58.7	73.5	27.4%	100.5	110.7	12.2%	320.6	315.7	10.2%	144.8	141.9	14.0%	208.2	218.1	11.2%	126.5	132.3	13.0%
Normalized EBITDA	156.8	164.5	6.4%	70.7	84.5	21.2%	132.9	143.0	9.2%	398.9	377.9	5.4%	182.7	174.9	12.8%	283.9	291.0	8.8%	164.3	168.0	10.1%

ambev.com.br	Press Release – May 05, 2026

Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2025	March 31, 2026

Assets
Current assets
Cash and cash equivalents	18,638.2	17,991.9
Investment securities	1,681.7	1,648.7
Trade receivables	6,351.6	5,931.2
Derivative financial instruments	769.2	1,120.8
Inventories	10,520.1	10,398.8
Recoverable taxes	3,623.4	2,897.1
Other assets	1,911.9	2,472.4
Assets held for sale’	379.4	372.4
	43,875.6	42,833.3

Non-current assets
Investment securities	123.3	113.6
Derivative financial instruments	8.9	2.3
Recoverable taxes	10,149.1	10,283.4
Deferred tax assets	8,404.4	8,373.8
Other assets	1,784.7	1,813.5
Employee benefits	29.9	27.6
Long term assets	20,500.4	20,614.1

Investments in associates and joint ventures	485.8	1,055.7
Property, plant and equipment	27,644.3	26,387.8
Intangible assets	11,042.7	11,013.8
Goodwill	41,538.4	40,856.2
	101,211.6	99,927.6

Total assets	145,087.2	142,760.9

Equity and liabilities
Current liabilities
Trade payables	23,742.8	22,206.7
Derivative financial instruments	925.1	1,047.2
Interest-bearing loans and borrowing	1,167.3	1,104.3
Payroll and social security payables	2,200.7	1,819.4
Dividends and interest on capital payables	4,927.8	4,564.4
Income tax and social contribution payable	1,437.3	1,590.4
Taxes and contributions payable	6,003.1	4,194.1
Other liabilities	4,623.7	4,540.1
Provisions	571.4	597.7
	45,599.3	41,664.3

Non-current liabilities
Trade payables	313.0	206.0
Derivative financial instruments	0.3	3.7
Interest-bearing loans and borrowing	2,219.6	2,001.4
Deferred tax liabilities	3,912.3	4,067.3
Income tax and social contribution payable	713.6	651.9
Taxes and contributions payable	659.7	673.6
Other liabilities, including put options granted on subsidiaries	4.3	4.1
Provisions	877.7	815.9
Employee benefits	2,012.7	1,849.1
	10,713.1	10,273.0

Total liabilities	56,312.4	51,937.3

Equity
Issued capital	58,275.1	58,308.2
Reserves	108,003.5	107,648.0
Carrying value adjustments	(78,364.5)	(80,142.2)
Retained earnings/(losses)	-	4,311.8
Equity attributable to Ambev’s shareholders	87,914.0	90,125.8
Non-controlling interest	860.7	697.9
Total Equity	88,774.8	90,823.7

Total equity and liabilities	145,087.2	142,760.9

ambev.com.br	Press Release – May 05, 2026

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CONSOLIDATED INCOME STATEMENT	1Q25	1Q26
R$ million

Net revenue	22,497.4	22,464.5
Cost of goods sold	(10,945.7)	(10,881.6)
Gross profit	11,551.6	11,582.9

Distribution expenses	(2,876.7)	(2,772.1)
Sales and marketing expenses	(2,069.9)	(2,002.2)
Administrative expenses	(1,488.8)	(1,460.2)
Other operating income/(expenses)	615.2	603.0

Normalized Operating Profit	5,731.4	5,951.5

Exceptional items	(21.4)	36.9

Income from operations	5,710.0	5,988.4

Net finance results	(856.4)	(1,056.5)
Share of results of joint ventures	2.7	(0.4)

Profit before income tax	4,856.3	4,931.5

Income tax expense	(1,051.7)	(1,045.9)

Profit	3,804.6	3,885.6
Equity holders of Ambev	3,693.9	3,768.3
Non-controlling interest	110.7	117.3

Basic earnings per share (R$)	0.24	0.24
Diluted earnings per share (R$)	0.23	0.24

Normalized Profit	3,820.2	3,832.4

Normalized basic earnings per share (R$)	0.24	0.24
Normalized diluted earnings per share (R$)	0.24	0.24

No. of basic shares outstanding (million of shares)	15,664.2	15,610.0
No. of diluted shares outstanding (million of shares)	15,736.6	15,676.3

ambev.com.br	Press Release – May 05, 2026

Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q25	1Q26
R$ million

Net income	3,804.6	3,885.6
Depreciation, amortization and impairment	1,713.3	1,603.5
Impairment losses on receivables and inventory	79.4	49.3
Additions to/(reversals of) provisions and employee benefits	119.1	51.6
Net financial results	856.4	1,056.5
Losses/(gains) on sales of property, plant and equipment and intangible assets	(32.6)	(28.5)
Losses/(gains) on sales of operations in subsidiaries	-	(86.3)
Share-based payment expenses	99.0	93.1
Income tax expenses	1,051.7	1,045.9
Share of results of associates and joint ventures	(2.7)	0.4
Hedge operations	(586.0)	60.3
Cash flow from operating activities before changes in working capital	7,102.1	7,731.4
(Increase)/decrease in trade and other receivables	712.6	(27.1)
(Increase)/decrease in inventories	(1,012.4)	(242.7)
Increase/(decrease) in trade and other payables	(4,045.1)	(3,314.9)
Cash generated from operations	2,757.2	4,146.8
Interest paid	(237.5)	(201.5)
Interest received	366.6	433.7
Dividends received	4.6	81.1
Income tax paid	(1,686.9)	(1,299.2)
Cash flow from operating activities	1,204.0	3,160.9

Proceeds from sales of property, plant and equipment and intangible assets	32.1	33.7
Acquisitions of property, plant and equipment and intangible assets	(828.2)	(466.9)
Sale/(acquisition) and others related to subsidiaries, net of cash	(40.3)	(2,017.1)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities	51.2	33.0
Net proceeds/(acquisitions) of other assets	0.6	-
Cash flow from/(used in) investing activities	(784.4)	(2,417.3)

Capital increases/(reduction) in associates and subsidiaries	23.7	14.9
Proceeds from/(buybacks of) treasury shares	(1,056.5)	(413.5)
Acquisitions of non-controlling interest	(0.0)	-
Proceeds from borrowing	7.8	15.2
Repayments of borrowing	(49.2)	(63.5)
Cash net of finance costs other than interest	(839.2)	(487.5)
Payments of lease liabilities	(302.0)	(268.6)
Dividends and interest on capital paid	(6,611.4)	(1.5)
Cash flow from/(used in) financing activities	(8,826.9)	(1,204.5)

Net increase/(decrease) in cash and cash equivalents	(8,407.4)	(460.9)
Cash and cash equivalents at the beginning of the period	28,595.7	18,638.2
Effects of exchange rate fluctuations on cash and cash equivalents	(1,070.0)	(185.4)
Cash and cash equivalents at the end of the period	19,118.4	17,991.9

ambev.com.br	Press Release – May 05, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer